                                   FORM 11-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


[X]  ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended:          September 30, 1997
                             -------------------------------------

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _________________  to  _________________

Commission file number:          0-15056
                        -----------------------------


         CommNet Cellular Inc. Employee Stock Ownership Plan and Trust
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                            (Full title of the plan)



                             CommNet Cellular Inc.
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             (Issuer of the securities held pursuant to the plan)



                           8350 E. Crescent Parkway
                                   Suite 400
                              Englewood, Colorado
                                     80111
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                    (Address of principal executive office)

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                             Financial Statements


                    Years ended September 30, 1997 and 1996


                                   CONTENTS

Report of Independent Auditors......................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................  2
Statements of Changes in Net Assets Available for Benefits..........  3
Notes to Financial Statements.......................................  4

Supplementary Information

Schedule of Assets Held for Investment Purposes.....................  9
Schedule of Reportable Transactions................................. 10

                        Report of Independent Auditors

CommNet Cellular Inc. as Plan Administrator of the
 CommNet Cellular Inc. Employee Stock Ownership Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust at September 30, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.



                                    ERNST & YOUNG LLP

Denver, Colorado
January 30, 1998

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                Statements of Net Assets Available for Benefits

                                                                            SEPTEMBER 30
                                                                     1997                1996
                                                                ------------------------------------
Cash                                                                $       --        $       48
Contribution receivable from CommNet Cellular Inc.
 (Note 3)                                                              652,899           652,200
Investment in CommNet Cellular Inc. common stock,
 at fair value (86,361 and 74,314 shares at September
 30, 1997 and 1996, respectively)                                    3,028,064         2,145,817
                                                                ------------------------------------
Net assets available for benefits                                   $3,680,963        $2,798,065
                                                                ====================================

See accompanying notes.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

           Statements of Changes in Net Assets Available for Benefits

                                                                        YEAR ENDED SEPTEMBER 30
                                                                         1997              1996
                                                                  ------------------------------------
Additions:
 Contributions from CommNet Cellular Inc. (Note 3)                    $  652,899        $  653,181
 Net unrealized and realized appreciation in the fair
  value of CommNet Cellular Inc. common stock                            593,645            71,762
                                                                  ------------------------------------
                                                                       1,246,544           724,943
Deductions:
 Distributions to terminated participants                                363,646           518,639
                                                                  ------------------------------------

Net increase                                                             882,898           206,304

Net assets available for benefits at beginning
 of year                                                               2,798,065         2,591,761
                                                                  ------------------------------------
Net assets available for benefits at end of year                      $3,680,963        $2,798,065
                                                                  ====================================

See accompanying notes.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                         Notes to Financial Statements

                              September 30, 1997

1. DESCRIPTION OF THE PLAN

The following description of the CommNet Cellular Inc. Employee Stock Ownership Plan and Trust (the "Plan") provides only general information. The Plan is also known as the Amended and Restated CommNet Cellular, Inc. Employee Stock Ownership Plan and Trust. Participants should refer to the Plan for a more complete description.

GENERAL

The Plan is a defined contribution plan adopted effective October 1, 1988, to enable eligible participants to acquire shares in CommNet Cellular Inc. (the "Employer"). Anyone employed by the Employer on September 30, 1989, became a participant on October 1, 1988. Any employee who was not employed on September 30, 1989, is eligible to participate in the Plan as of the earlier of the October 1 or April 1 following the date on which the individual completes one year of service, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended and restated effective October 1, 1995 to, among other things, change the Plan's trustee from Colorado National Bank, Colorado, N.A. to Bank One, Colorado, N.A. effective July 1, 1996, at which time the Plan's assets were transferred to Bank One, Colorado, N.A. (the "Trustee").

CONTRIBUTIONS

The Employer makes annual discretionary contributions to the Plan, as determined by its Board of Directors. Employer contributions may be made in cash or in shares of its common stock. Participants may not contribute to the Plan. Substantially all assets of the Plan are invested in common stock of the Employer.

VESTING

Each participant becomes vested in Employer contributions and earnings (losses) on such contributions at the rate of 20 percent per year for each year of service by the participant. Full vesting occurs upon completion of five years of service, at normal retirement age (65), at death, or upon disability as defined in the Plan.

BENEFITS AND DISTRIBUTIONS

Upon retirement, death, or disability, unless the participant elects otherwise, and if the participant's vested benefits are greater than $3,500, distribution of benefits will begin not later than one year after the end of the plan year in which such event occurred. In the

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

event of termination of employment for any reason other than retirement, disability, or death, unless the participant elects otherwise, and if the participant's vested benefits are greater than $3,500, distribution of vested benefits will begin no later than one year after the end of the fifth plan year following the plan year during which termination occurred. Vested benefits are distributed in cash and/or Employer common stock and, unless the participant elects otherwise, distribution of vested benefits will be in equal annual installments over a period not longer than five years. However, if the participant's vested benefits are $3,500 or less, vested benefits will be distributed in one lump-sum amount after the event causing the distribution or after the plan year end, depending on the date of the event.

FORFEITURES

Upon termination of employment, the nonvested portion of a participant's account is forfeited and is subject to allocation to the remaining participants' accounts as an additional Employer contribution for the plan year in which the forfeiture occurs. The forfeiture is considered to have occurred on the earlier of the date on which there is a distribution of the entire vested portion of a participant's account, or on the last day of the plan year in which the participant has incurred five consecutive one-year breaks in service.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant by the Trustee. Each participant's account is adjusted annually for Employer contributions and allocated forfeitures based on the ratio each participant's eligible compensation bears to the total of all participants' eligible compensation for that plan year. Gains or losses on the Plan's investments are allocated to participants' accounts based on the ratio that each eligible participant's account bears to the total of all such accounts.

EXPENSES

All expenses incurred in the administration and management of the Plan have been or will be paid by the Employer and, accordingly, are not reflected in the Plan's financial statements.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION AND AMENDMENTS

Upon full or partial termination or upon complete discontinuance of contributions to the Plan by the Employer, which shall be deemed a termination, the account balances of all participants shall become 100 percent vested. Upon such termination of the Plan, the Plan assets can be completely distributed in cash or in kind, or can remain in the Plan to be distributed as benefits as if the Plan had not been terminated.

The Employer may amend the Plan at any time, provided that such action does not reduce a participant's account balance or benefits under the Plan.

On February 10, 1998, AV Acquisition Corp. ("AV"), which is a wholly-owned subsidiary of Blackstone Capital Partners L.P., merged with and into the Employer, with the Employer being the surviving corporation in the merger. As a result of the merger, the shareholders of AV own approximately 87% of the Employer's common stock and are the controlling shareholder of the Employer. Upon closing of the merger, the Plan was amended and restated into a profit sharing plan and trust and the Employer initiated a process whereby all shares of CommNet Cellular Inc. common stock held by the Plan will be exchanged for cash. The Plan is scheduled to be terminated and the assets held by the Plan are scheduled to be distributed to the Plan participants during the third quarter of fiscal 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investment in CommNet Cellular Inc. common stock is carried at fair value based on its quoted market price at the dates of the respective statements of net assets available for benefits.

CONTRIBUTIONS

Contributions are recorded by the Plan after the Board of Directors of the Employer approves the contribution for that plan year.

INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated April 14, 1997, that the Plan qualifies, in form, as a stock bonus plan under Section 401(a) and as an

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.

3. EMPLOYER CONTRIBUTION RECEIVABLE

The Employer's Board of Directors determined to contribute (in shares of its common stock, valued at the closing price at the Plan's year end) an amount equal to five percent and six percent of each participant's eligible compensation during the plan years 1997 and 1996, respectively. Accordingly, at September 30, 1997 and 1996, the Plan recorded a receivable from CommNet Cellular Inc. amounting to $652,899 and $652,200, respectively.

4. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with generally accepted accounting principles, which is an acceptable basis pursuant with the financial reporting requirements of ERISA.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      SEPTEMBER 30
                                                                1997               1996
                                                      ---------------------------------------
Net assets available for benefits per the financial
 statements                                                   $3,680,963         $2,798,065
Amounts allocated to withdrawn participants                     (252,222)          (305,230)
                                                      ---------------------------------------
Net assets available for benefits per the Form 5500           $3,428,741         $2,492,835
                                                      =======================================

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                   Notes to Financial Statements (continued)


5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of distributions to terminated participants per the financial statements to the Form 5500:

                                                                  YEAR ENDED SEPTEMBER 30
                                                                 1997                 1996
                                                           --------------------------------------
Benefits paid to participants per the financial
 statements                                                     $ 363,646           $ 518,639
Add:  Amounts allocated to withdrawn participants at
 end of year                                                      252,222             305,230
Less:  Amounts allocated to withdrawn participants at
 beginning of year                                               (305,230)           (347,573)
                                                           --------------------------------------
Benefits paid to participants per the Form 5500                 $ 310,638           $ 476,296
                                                           ======================================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims processed and approved for payment, but not yet paid, prior to September 30.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                Schedule of Assets Held for Investment Purposes
                                  Item 27(A)

                              September 30, 1997
                               EIN:  84-0924904
                               Plan Number:  002


(A)                   (B)                           (C)                   (D)            (E)
                                                DESCRIPTION OF                          CURRENT
                IDENTITY OF ISSUE                 INVESTMENT             COST            VALUE
-------------------------------------------------------------------------------------------------
*     CommNet Cellular Inc. common stock         86,361 shares        $1,794,517       $3,028,064


* CommNet Cellular Inc. is a party-in-interest to the Plan.

                             CommNet Cellular Inc.
                    Employee Stock Ownership Plan and Trust

                      Schedule of Reportable Transactions
                                   Item 27(D)

                         Year ended September 30, 1997
                                EIN:  84-0924904
                               Plan Number:  002


                                                                                                            CURRENT
                                                                                                            VALUE OF
                                                                                             COST           ASSET ON        NET
  IDENTITY OF PARTY                                               PURCHASE      SELLING       OF          TRANSACTION       GAIN
     INVOLVED            DESCRIPTION OF ASSETS        SHARES       PRICE         PRICE      ASSET            DATE          (LOSS)
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Category (i)  Individual transaction in excess of five percent of Plan assets
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Employer (CommNet         CommNet Cellular
 Cellular Inc.)            Inc. common stock          22,587      $652,200        $      -  $652,200      $652,200      $      -

Category (iii) - Series of securities transactions
--------------------------------------------------

Terminated participants   CommNet Cellular
                           Inc. common stock          10,540      $      -        $363,646  $233,623      $363,646      $130,023

Employer (CommNet         CommNet Cellular
 Cellular Inc.)            Inc. common stock          22,587       652,200               -   652,200       652,200             -


There were no category (ii) or (iv) reportable transactions during the 1997 plan year.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                   CommNet Cellular Inc. Employee Stock Ownership Plan and Trust



March 26, 1998     By:  /s/ Daniel P. Dwyer
----------------   -------------------------------------------------------------
Date               Signature

                   Daniel P. Dwyer
                   -------------------------------------------------------------
                   Print Name

                   Executive VP - CommNet Cellular Inc. - The Plan Sponsor
                   -------------------------------------------------------------
                   Title